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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 4 )*

                  Public Storage Properties XI, Inc.
                           (Name of Issuer)

                         Common Stock Series A
                    (Title of Class of Securities)

                             744609 10 8
                            (CUSIP Number)

       David Goldberg, 701 Western Avenue, Suite 200, Glendale,
             California 91201-2397, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            August 18, 1997
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box [   ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                             SCHEDULE 13D

   CUSIP No. 744609 10 8

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       223,712

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       223,288

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             223,712

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             12.29%

   14   Type of Reporting Person*
             CO

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             The Statement on Schedule 13D dated November 16, 1995, as
   amended and restated by Amendment No. 1 dated January 12, 1996 and Amendment No. 2 dated April 16, 1996 and amended by Amendment No. 3 dated June 17, 1996 (the "Schedule 13D") filed by Public Storage, Inc. (the "Reporting Person"), relating to the Common Stock Series A, par value $.01 per share (the "Common Stock Series A" or the "Series A Shares"), of Public Storage Properties XI, Inc., a California corporation (the "Issuer"), is amended by this Amendment No. 4 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

   Item 3.   Source and Amount of Funds or Other Consideration

             The 82,100 Series A Shares acquired by the Reporting Person
   (as of August 18, 1997) other than in the merger of Public Storage Management, Inc. into the Reporting Person were purchased for an aggregate cost (including commissions and fees) of approximately $1,467,661, with funds obtained from the Reporting Person's working capital.

   Item 4.   Purpose of Transaction

             The Issuer, American Office Park Properties, Inc. ("AOPP") and the Reporting Person have entered into an Agreement and Plan of Reorganization dated as of August 18, 1997 (the "Merger Agreement") providing for (i) the merger of AOPP with and into the Issuer and (ii) the tax-deferred like-kind exchange in which the Issuer will exchange 13 predominantly mini-warehouse properties for 11 commercial properties owned by the Reporting Person, which merger and exchange are subject to certain conditions (as described below). AOPP, a subsidiary of the Reporting Person, owns and operates commercial properties directly and through a consolidated partnership. Upon the merger of AOPP into the Issuer, each of the 1,819,937 outstanding Series A Shares (other than shares held by holders of Series A Shares of the Issuer ("Series A Shareholders") who have properly exercised dissenters' rights under California law) would continue to be owned by the Series A Shareholders or converted into the right to receive cash as follows: (i) with respect to up to 20% of the outstanding Series A Shares, $20.50 in cash and (ii) the balance of the outstanding Series A Shares would continue to be owned by the Series A Shareholders. In the merger, (i) each share of the Issuer's Common Stock Series B ("Series B Shares") and each share of the Issuer's Common Stock Series C ("Series C Shares") would be converted into 0.8641 Series A Shares of the Issuer (or up to 20% in cash) and (ii) each share of AOPP's capital stock will be converted into 1.18 Series A Shares of the Issuer (or up to 20% in cash). There are 707,071 outstanding Series B Shares and Series C Shares and 3,523,500 outstanding shares of AOPP Common Stock. Approximately 4,727,000 Series A Shares of the Issuer would be issued in the merger (assuming no cash elections) with an additional 7,192,000 shares reserved for issuance upon conversion of partnership interests of AOPP's consolidated partnership into Series A Shares of the Issuer. After the merger, the ownership of the Issuer by public shareholders will be reduced from 63% to 26% while the beneficial ownership of the Issuer by the Reporting Person will increase from 37% (which includes the Reporting Person's combined beneficial ownership of Series A Shares, Series B Shares and Series C Shares) to 74% (assuming no cash election and no conversion of partnership interests). Concurrently with the merger, the Issuer will exchange 13 predominantly mini-warehouse properties for 11 commercial properties owned by the Reporting Person. The merger and the exchange are conditioned on each other. The merger is conditioned on (among other things) approval by the Issuer's shareholders and receipt of a satisfactory fairness opinion by the Issuer and the exchange is conditioned on (among other things) approval by the Reporting Person's Board of Directors. The Reporting Person believes that the conditions to the merger and the exchange will be satisfied, although there can be no assurance.

             For further information regarding the merger and the exchange, see the Merger Agreement which is filed as Exhibit 4 hereto and is incorporated herein by this reference.

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   Item 5.   Interest in Securities of the Issuer

             As of August 18, 1997, the Reporting Person beneficially owned 223,712 Series A Shares, representing approximately 12.29% of the 1,819,937 Series A Shares outstanding. The Reporting Person has the sole power to vote all of these shares, has the sole power to dispose of 223,288 of these shares, and has no power to dispose of 424 of these shares.

   Item 7.   Material to be Filed as Exhibits

             (Exhibits 1 through 3 are listed in the Schedule 13D)

             Exhibit 4 - Agreement and Plan of Reorganization dated as of
   August 18, 1997 by and among the Issuer, AOPP and the Reporting Person.
   Filed herewith; exhibits to the Agreement and Plan of Reorganization (except Exhibit A, Agreement of Merger, which is filed herewith) have been omitted and will be furnished to the Securities and Exchange Commission upon request.


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                                      SIGNATURE


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  August 29, 1997             PUBLIC STORAGE, INC.


                                       By:  /s/ SARAH HASS
                                           -------------------------
                                           Sarah Hass
                                           Vice President

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